Torchlight Energy Resources, Inc.
5700 Plano Parkway, Ste. 3600
Plano, Texas 75093
Telephone: (214) 432-8002

December 22, 2015

H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Torchlight Energy Resources, Inc. Registration Statement on Form S-1 Filed December 10, 2015 File No. 333-208467

Dear Mr. Schwall:

On behalf of Torchlight Energy Resources, Inc. (the “Company”), I hereby request that the effectiveness of the Registration Statement referred to above be accelerated to 4:00 p.m., Eastern Time on December 29, 2015, or as soon thereafter as practicable.

The Company acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information, please contact me at your earliest convenience.  I thank you in advance for your attention to this matter.

Very truly yours,

By:	/s/ John Brda
John Brda
President